Exhibit 99.2

Dreamland Limited

PROXY FOR 2025 EXTRAORDINARY GENERAL MEETING

Meeting date

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSAL AND NOMINEES.

I. Authorizing the Board to allot and issue Class B Ordinary Shares: To consider and approve, as an ordinary resolution (the “Proposal No. 1”):

“THAT for the purpose of providing a long-term incentive to further align the interests of Ms. Seto Wai Yue with those of the Company’s shareholders, any Director and/or officer of the Company be and is hereby authorised to allot and issue at any time and from time to time to Ms. Seto Wai Yue, so long as she is a director and/or chief executive of the Company, up to a maximum of 9,000,000 Class B Ordinary Shares of the Company, on such terms (including, without limitation, as to consideration) as the disinterested members of the Board shall determine to be fair and in the best interests of the Company at the time of any such issuance.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Dreamland Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: